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Alternative Investment
Strategies

WORLD MONITOR TRUST II--
SERIES D

MONTHLY REPORT/
MARCH 28, 2003

PRUDENTIAL FINANCIAL (LOGO)
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WORLD MONITOR TRUST II--SERIES D
--------------------------------------------------------------------------------

Dear Interest Holder:

Enclosed is the report for the period from March 1, 2003 to March 28, 2003 for World Monitor Trust II--Series D ('Series D'). The net asset value of an interest as of March 28, 2003 was $96.62, a decrease of 2.35% from the February 28, 2003 value of $98.94. The calendar year-to-date return for Series D was an increase of 3.70% as of March 28, 2003.

Quarterly Market Overview
Global economic activity for the first quarter of 2003 was characterized by weakness and volatility. The U.S. economy exhibited signs of a slowdown as consumers and businesses continued to reduce spending due to concerns regarding the war in Iraq, SARS outbreak, high oil price premiums, weak corporate profits and depressed global economies. With the exception of steady automobile orders and existing home sales fueled by attractive interest rates, retail sales continued to be sluggish. Labor market indicators were negative and manufacturing contracted. Foreign economies generally mirrored that of the U.S. In Europe and Asia, economic recovery appeared to have slowed, but Canada recorded moderate economic expansion.

Indices: Major global equity markets rallied early in the quarter but slid on fears of an impending war with Iraq, possible terrorism and geopolitical tension. Anticipation of a quick decisive victory in Iraq resulted in a brief market run up in mid-March. However, toward the end of the quarter, markets were whipsawed as investors responded to every turn of military events in the Middle East. Ultimately, the markets ended the quarter lower as investors awaited a resolution. The Dow Jones Industrial Average closed down 4.2% and the S&P 500 dropped 3.2%. Several encouraging earnings reports boosted the Nasdaq Composite resulting in a net gain of 0.42% for the quarter. Japan's Nikkei 225 stock index hit a 20-year low at the end of the first quarter.

Interest rates: At both the January and March meetings, the U.S. Federal Reserve left the federal funds rate unchanged at the 41-year low of 1.25%. In mid-March, initial optimism for the Coalition Forces' success in Iraq resulted in a shift by investors to junk bonds and stocks marking the worst setback for the U.S. Treasury markets in 18 months. U.S. Treasury yields increased by 41 basis points from a 44-year low, incurring the biggest weekly increase in yield since November 2001. Toward the end of the quarter, uncertainty about the war led investors to take defensive positions, with the price of 10-year Treasury notes ending the quarter up 3.81%. In Europe, the European Central Bank cut interest rates by 0.25% in the beginning of March. The lowered interest rate coupled with weak global economic growth prospects resulted in the strengthening of European bond prices.

Currencies: Perceptions of quick success in Iraq boosted the U.S. dollar versus many foreign currencies. However, concerns that the war would disrupt the U.S. economy strengthened the euro against the U.S. dollar. For the first time in three years, the exchange rate between the euro and U.S. dollar reached $1.10. As a result, the U.S. dollar ended the quarter down against the euro and the Japanese yen. In Canada, the Bank of Canada increased its overnight interest rate in March in response to inflation concerns, resulting in the strengthening of the Canadian dollar.

Energies: Price increases in the world oil markets at the beginning of the first quarter were fed by concerns of supply disruptions due to the conflict in Iraq, civil strife in Venezuela, anticipation of a Nigerian strike and tensions on the Korean peninsula. In mid-March, anticipation of a quick resolution of the war in Iraq coupled with the end of an extended cold snap in the northeastern United States led to a significant reversal in energy prices. However, at quarter-end, fears of the possibility of a prolonged war in Iraq and low supplies pushed energy futures prices higher despite the securing of Iraqi oil wells.

Softs: Cocoa prices declined as a result of the continuing political stability in the Ivory Coast. Expectations for less rain in the U.S. plains states boosted wheat prices toward the end of the quarter and corn prices rose as a result of bullish prospective planting and stocks data released by U.S. Department of Agriculture. Soybean futures declined as a result of rain in key growing regions in Southern Argentina and weaker overseas prices.

Quarterly Performance of Series D

The following is a summary of performance for the major sectors in which Series D traded:

Currencies (+): The U.S. dollar fell against many foreign currencies amid concerns that the war in Iraq would disrupt the U.S. economy. Long Australian dollar and Canadian dollar positions resulted in net gains.

Interest rates (+): Concerns around the war in Iraq, poor performance in the equity markets and weak global economies strengthened European bond prices resulting in net gains for long positions.

Metals (-): Gold declined from highs earlier in the year and long positions resulted in net losses.

Indices (-): Global equity markets declined throughout the quarter resulting in net gains for short positions in the EUR DAX and London FTSE indexes.

The estimated net asset value per interest as of April 30, 2003 was $99.63. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at (212) 778-2443.

          Sincerely yours,

          /s/ Eleanor L. Thomas
          ------------------------
          Eleanor L. Thomas
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
--------------------------------------------------------------
For the period from March 1, 2003
 to March 28, 2003
Revenues:
Realized gain on commodity transactions..........    $ 782,437
Change in unrealized commodity positions.........     (996,268)
Interest income..................................        9,824
                                                     ---------
                                                      (204,007)
                                                     ---------
Expenses:
Commissions......................................       49,048
Incentive fees...................................      (63,027)
Management fees..................................       10,247
Other transaction fees...........................        3,443
Other expenses...................................       10,221
                                                     ---------
                                                         9,932
                                                     ---------
Net loss.........................................    $(213,939)
                                                     ---------
                                                     ---------

STATEMENT OF CHANGES IN NET ASSET VALUE
----------------------------------------------------------------
For the period from March 1, 2003
 to March 28, 2003

                                                          Per
                                            Total       Interest
                                         -----------    --------
Net asset value at beginning of period
 (87,865.550 interests)................  $ 8,693,051    $  98.94
Contributions..........................    4,741,997
Net loss...............................     (213,939)
Redemptions............................      (68,976)
                                         -----------
Net asset value at end of period
 (136,128.906 interests)...............  $13,152,133       96.62
                                         -----------    --------
                                         -----------

Change in net asset
 value per interest.................................    $  (2.32)
                                                        --------
                                                        --------
Percentage change...................................       (2.35)%
                                                        --------
                                                        --------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust II--Series D is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                              /s/ Steven Weinreb
                            -----------------------
                               by: Steven Weinreb
                            Chief Financial Officer